Exhibit 99.1
Agria Updates Outlook for the Third Quarter and Full Year 2008
Beijing, China — October 24, 2008 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an innovative China-based agri-solutions provider, today updated its outlook for the third quarter and full year 2008.
Based on preliminary results, the company now expects revenue for the third quarter of 2008 to be at the high end of the company’s prior outlook. The company previously expected third quarter of 2008 revenue to be in the range of RMB 76 million (US$11 million) to RMB 80 million (US$11.7 million). This compares to RMB 73 million in the third quarter of 2007. The expected increase is mainly attributable to increased sales in the company’s sheep segment. As noted in prior press releases, due to normal seasonality of the industry, corn seed revenue is typically nil in the third quarter with the major selling season occurring in the fourth quarter.
For the full year 2008, Agria now expects revenue to be approximately RMB 550 million. This is below the company’s prior outlook for full year 2008 revenue to be in the range of approximately RMB 738 million (US$108 million) to RMB 771 million (US$112 million), and compares to RMB 671 million for the full year 2007. The expected decline is primarily attributable to the negative impact on our previous forecast of anticipated but not closed acquisitions.
The Company has repurchased 200,000 ADSs since the announcement of its announced repurchase program on August 12, 2008. It expects to report a third quarter 2008 ending cash and cash equivalents balance of approximately RMB 1.19 billion (US$175 million), with total bank borrowings remaining at RMB 8.8 million (US$1.3 million).
Agria plans to hold a conference call with investors and analysts to discuss the company’s third quarter results on Thursday, November 13, 2008.
About Agria Corporation
Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products. The Company has access to approximately 27,000 acres of farmland in seven provinces and its extensive distribution network provides direct or third party distribution in 14 provinces. For more information about Agria Corporation, please visit www.agriacorp.com.

Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations	David Pasquale, Senior Vice President
China Tel: 133-1130-0320	U.S. Tel: +914-337-1117
matt.feng@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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